Exhibit 99.10

Peak Gold, LLC Financial Statements and Report of Independent Auditors

As of June 30, 2020 and 2019 and for the years ended June 30, 2020 and 2019

INDEX

Report of Independent Auditors

To the Members

Peak Gold, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Peak Gold, LLC, which comprise the balance sheets as of June 30, 2020 and 2019, and the related statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peak Gold, LLC as of June 30, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Houston, Texas

September 25, 2020

PEAK GOLD, LLC
Balance Sheets

	June 30,	June 30,
	2020	2019
Assets
Cash and equivalents	$492,631	$473,056
Mineral properties (Note 5)	1,433,886	1,433,886
Prepaid expenses and other assets	181,874	57,538
Total assets	$2,108,391	$1,964,480

Liabilities and Members' Equity
Accounts payable (Note 6)	$190,641	$832,256
Amounts due Royal Alaska	127,680	80,914
Amounts due Royal Gold	1,175	12,174
Amounts due Royal Gold Corporation	595	2,080
Total liabilities	320,091	927,424

Commitments and Contingencies (Note 8)

Members' equity	1,788,300	1,037,056
Total liabilities and members' equity	$2,108,391	$1,964,480

See accompanying notes to financial statements.

PEAK GOLD, LLC
Statements of Operations

	For the years ended June 30,
	2020	2019
Operating Expenses
General and administrative	$1,328,117	$1,444,325
Labor	828,224	1,090,153
Contracted rental services	749,616	1,057,002
Drilling	681,966	1,063,194
Fuel, rents and field supplies	484,958	809,796
Land	344,695	314,816
Geophysics	290,969	450,340
Community relations	265,745	363,274
Technical studies	218,220	701,642
Geochemistry	196,223	170,047
Communications	48,108	48,141
Other	11,915	9,038
Total operating expenses	5,448,756	7,521,768

Net loss	$(5,448,756)	$(7,521,768)

See accompanying notes to financial statements.

PEAK GOLD, LLC
Statements of Members’ (Deficit) Equity

	Capital Contributions
	CORE	Royal Alaska	Accumulated Losses	Total Members' (Deficit) Equity

Balance at June 30, 2018	$9,013,886	$26,733,890	$(34,088,952)	$1,658,824

Equity contributions:
CORE (60.0% Interest)	4,140,000	-	-	4,140,000
Royal Alaska (40.0% Interest)	-	2,760,000	-	2,760,000

Net loss	-	-	(7,521,768)	(7,521,768)

Balance at June 30, 2019	$13,153,886	$29,493,890	$(41,610,720)	$1,037,056
Equity contributions:
CORE (60.0% Interest)	3,720,000	-	-	3,720,000
Royal Alaska (40.0% Interest)	-	2,480,000	-	2,480,000

Net loss	-	-	(5,448,756)	(5,448,756)

Balance at June 30, 2020	$16,873,886	$31,973,890	$(47,059,476)	$1,788,300

 See accompanying notes to financial statements.

PEAK GOLD, LLC
Statements of Cash Flows

	For the years ended June 30,
	2020	2019

Cash flows from operating activities:
Net loss	$(5,448,756)	$(7,521,768)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	11,915	3,028

Changes in assets and liabilities:
Prepaid expenses and other assets	(3,135)	-
Accounts payable	(641,615)	(1,369,327)
Amounts due Royal Alaska	46,766	(111,519)
Amounts due Royal Gold	(10,999)	2,933
Amounts due Royal Gold Corporation	(1,485)	2,080
Net cash used in operating activities	(6,047,309)	(8,994,573)

Cash flows from investing activities:
Acquisition of storage containers	(65,116)	(60,566)
Acquisition of pickup trucks	(68,000)	-
Net cash used in investing activities	(133,116)	(60,566)

Cash flows from financing activities:
Member equity contributions	6,200,000	6,900,000
Net cash provided by financing activities	6,200,000	6,900,000

Net increase (decrease) in cash and equivalents	19,575	(2,155,139)
Cash and equivalents at beginning of period	473,056	2,628,195
Cash and equivalents at end of period	$492,631	$473,056

 See accompanying notes to financial statements.

PEAK GOLD, LLC
Notes to Financial Statements

1.	Organization and Nature of the Business

Peak Gold, LLC (“Peak Gold”, the “Company”, “we”, “us”, or “our), is a Delaware limited liability company formed on January 8, 2015 between Royal Gold, through its wholly-owned subsidiary, Royal Alaska, LLC (“Royal Alaska”), and Contango ORE, Inc., through its wholly-owned subsidiary CORE Alaska, LLC (together, “Contango”). Royal Alaska and Contango entered a limited liability company agreement for Peak Gold, a joint venture for exploration and advancement of the Peak Gold project located near Tok, Alaska (the “Peak Gold Project”).  Contango contributed all its assets relating to the Peak Gold Project to Peak Gold, including a mining lease and certain state of Alaska mining claims.  Royal Alaska contributed $5.0 million in cash to Peak Gold.  Contango initially held a 100% membership interest in Peak Gold. Royal Alaska has the right to obtain up to 40% of the membership interest in Peak Gold by making contributions, detailed in Note 4 below, of up to $30.0 million (including Royal Alaska’s initial $5.0 million contribution) in cash to Peak Gold by October 31, 2018. As of June 30, 2020, Royal Alaska contributed $36,973,890 and has a 40.0% membership interest in Peak Gold.

2.	Liquidity

The Company incurs losses due to exploration and advancement of the Peak Gold project and is reliant upon Royal Alaska and Contango to fund the future operations.

Cash requirements to fund the remaining calendar year 2020 exploration budget, and exploration and advancement activities that occur one year from these financial statements, will be funded through a combination of existing cash and equity contributions from Royal Alaska and Contango. If the Royal Alaska and Contango were not able to fund future equity contributions, the exploration and advancement activities on the Peak Gold project would stop or be significantly reduced.

3.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses during the reporting periods. Actual results could differ significantly from those estimates.

Cash and Equivalents

Cash and equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Cash and equivalents were held in cash deposit accounts as of June 30, 2020 and 2019.

Mineral Properties

Mineral properties include the Tetlin lease and unpatented State of Alaska mining claims which make up the Peak Gold Project. At such time as the associated exploration stage mineral property is converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves.

PEAK GOLD, LLC
Notes to Financial Statements

Asset Impairment

We evaluate our mineral property for impairment whenever events or changes in circumstances indicate that the related carrying amount of the asset may not be recoverable. Specifically, we evaluate the recoverability of the carrying value of exploration stage mineral property in the event of significant decreases in commodity prices, and whenever new information regarding the mineral property is obtained indicating that production or further exploration will not likely occur or may be reduced in the future, thus affecting the future recoverability of the mineral property. Impairments in the carrying value of the mineral property is measured and recorded to the extent that the carrying value in the mineral property exceeds its estimated fair value, which is generally calculated using estimated future discounted cash flows. There were no impairments for our fiscal years ended June 30, 2020 and 2019.

Costs and Expenses

Costs and expenses are those costs specific to the exploration and advancement of the Peak Gold Project. These costs are expensed when incurred.

Income taxes

As a limited liability company, the Company’s taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

4.	Member Contributions

Initial Contributions

On January 8, 2015 Contango contributed $1,433,886 of mineral properties that was credited to Contango’s capital account. Contango held an initial 100% membership interest in Peak Gold. Royal Alaska made an initial cash contribution of $5,000,000 for an option to earn membership interest, which was credited to Contango’s capital account. Should Royal Alaska elect to make additional contributions to the Company during the earn-in period, only then will Royal Alaska begin to earn a membership interest, and get credit for the initial $5,000,000, as described below. Royal Alaska did not make additional contributions during the period ended June 30, 2015.

Phase I Earn-In

As of June 30, 2016, Royal Alaska made $5,000,000 of Phase I Earn-In contributions for a membership interest of 10%.

PEAK GOLD, LLC
Notes to Financial Statements

Phase II Earn-In

As of June 30, 2017, Royal Alaska made $10,000,000 of Phase II Earn-In contributions for a membership interest of 15%.

Phase III Earn-In

As of June 30, 2018, Royal Alaska made $10,000,000 of Phase III Earn-In contributions for a membership interest of 15% resulting in a total membership interest of 40%.

Additional Member Contributions

Peak Gold will require additional member contributions from time to time. Royal Alaska and Contango will make member contributions in proportion to their respective percentage interests. As of June 30, 2020, Royal Alaska and Contango have percentage interests of 40% and 60%, respectively.

5.	Mineral Properties

As of June 30, 2020:	Cost	Accumulated Depletion	Net

Exploration stage
Tetlin Project	$1,433,886	$-	$1,433,886

As of June 30, 2019:

Exploration stage
Tetlin Project	$1,433,886	$-	$1,433,886

6.	Accounts Payable

Accounts payable of $190,641 and $832,256 as of June 30, 2020 and June 30, 2019, respectively, consisted primarily of fees due consultants as a result of exploration activities on the Peak Gold Project. Of the amounts due as of June 30, 2020 and June 30, 2019, $11,200 and $803,583, respectively, were due to Avalon Development Corporation.

7.	Related Party Transactions

The Company is responsible for reimbursement of certain overhead and general and administrative expenses of Royal Alaska in lieu of a management fee and is to be calculated as 5% of allowable costs, as defined, up to $500,000 per year until the Management Committee has made a construction decision in respect of commercial facilities for the Peak Gold Project. Upon and after the time the Management Committee has made a construction decision for the Peak Gold Project, the reimbursable expenses are to be calculated as 3% of allowable costs, up to $5,000,000 per year.

The Company incurred reimbursable costs due to Royal Alaska of $258,897 and $357,893 for the fiscal years ended June 30, 2020 and 2019, respectively. The reimbursable costs were determined using the 5% rate as described above as the Management Committee has not made a construction decision. The reimbursable costs to Royal Alaska are included within General and administrative on the Company’s statements of operations.

PEAK GOLD, LLC
Notes to Financial Statements

8.	Commitments and Contingencies

The Company is required to make payments of $100,000 per year, payable in quarterly advance increments of $25,000 on each April 1, July 1, October 1, and January 1, to the Native Village of Tetlin under the Community Support Agreement (“Agreement”) dated April 28, 2016. The Agreement expires on January 1, 2021 and may be renewed for one-year increments on mutual agreement of the parties. The charges are included within General and administrative on the Company’s statements of operations.

9.	Subsequent Events

The Company has evaluated subsequent events through September 25, 2020, the date these financial statements were available to be issued.